UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

MOUNTAIN CREST ACQUISITION CORP. II
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

62402D105
(CUSIP Number)

September 14, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62402D105		Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Tempo Opportunities Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 500,085
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 500,085
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62402D105		Page 3 of 7 Pages

1	NAME OF REPORTING PERSON RPO LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 500,085
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 500,085
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62402D105		Page 4 of 7 Pages

1	NAME OF REPORTING PERSON J. David Rogers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 500,085
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 500,085
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

(a)	Name of Issuer: Mountain Crest Acquisition Corp. II (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 311 West 43rd Street, 12th Floor, New York, NY 10036

Item 2.

(a)
Name of Person Filing:
This Schedule 13G is jointly filed by Tempo Opportunities Fund LLC (the "TOF"), RPO LLC and J. David Rogers (collectively, the “Reporting Persons”).
RPO LLC is the managing member of TOF.  RPO LLC is controlled by Mr. Rogers.

(b)	Address of Principal Business Office, or if none, Residence: The principal business address of each of the Reporting Persons is 60 Sunswyck Rd, Darien, CT 06820.

(c)	Citizenship: Each of TOF and RPO LLC is a Delaware limited liability company. Mr. Rogers is a citizen of the United States of America.

(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share (“Common Stock”)

(e)	CUSIP Number: 62402D105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

(a)
Amount beneficially owned:
Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page.
As of September 27, 2021, TOF directly held 500,085 shares of Common Stock.

(b)
Percent of class:
Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of the shares of Common Stock listed on such Reporting Person’s cover page. Calculations of the percentage of shares beneficially owned assume 7,557,500 shares of Common Stock outstanding as of August 19, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 20, 2021.

(c)
Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
            See each cover page hereof.
(ii) Shared power to vote or to direct the vote:
            See each cover page hereof.
(iii) Sole power to dispose or to direct the disposition of:
             See each cover page hereof.
(iv) Shared power to dispose or to direct the disposition of:
             See each cover page hereof.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 27, 2021

TEMPO OPPORTUNITIES FUND LLC

By:	/s/ J. David Rogers
Name:	J. David Rogers
Title:	Member

RPO LLC

By:	/s/ J. David Rogers
Name:	J. David Rogers
Title:	Managing Member

J. DAVID ROGERS

By:	/s/ J. David Rogers
Name:	J. David Rogers